UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Underwritten Follow-on Offering

On September 20, 2024 (the “Closing Date”), Haoxi Health Technology Limited (the “Company”), closed its underwritten follow-on offering in connection with the offering and sale (the “Offering”) of 4,000,000 units (each, a “Unit,” and, collectively, the “Units”), with each Unit consisting of (i) one Class A Ordinary Share, par value $0.0001 per share (the “Class A Ordinary Share”) (or one pre-funded warrant to purchase one Class A Ordinary Share (the “Pre-Funded Warrant”)), (ii) one Series A warrant to purchase one Class A Ordinary Share, subject to the adjustment as described below (the “Series A Warrant”), and (iii) one Series B warrant to purchase such number of Class A Ordinary Share as described below, and in accordance with the terms therein (the “Series B Warrant” and together with the Pre-Funded Warrant and the Series A Warrant, the “Warrants”), at the public offering price of $3.00 per Unit. The Class A Ordinary Shares underlying the Warrants are referred to collectively as the “Warrant Shares.” Each Unit was priced at $3.00, and the Company generated gross proceeds of $12,000,000, before deducting offering expenses.

The Pre-Funded Warrants are exercisable upon issuance at an exercise price of $0.0001 per share of Class A Ordinary Shares and will not expire until exercised in full. The 5-year term Series A Warrants are exercisable upon issuance and have an initial exercise price of $3.00 per Class A Ordinary Share. On the sixteenth (16th) calendar day following the Closing Date (the “Series B Exercise Date”), the exercise price of the Series A Warrant will be adjusted to $0.60, i.e., one fifth of the per Unit offering price, and the maximum number of shares issuable upon exercise of the Series A Warrants will be adjusted to 20,000,000 Class A Ordinary Shares, i.e., five times of the initial number of shares issuable. The 5-year Series B Warrants will be exercisable at any time or times on or after the Series B Exercise Date at an exercise price of $0.0001 per Class A Ordinary Share. The maximum number of shares issuable upon exercise of the Series B Warrants will be 16,000,000 shares, obtained by subtracting (I) the sum of (x) the aggregate number of shares sold on the Closing Date and (y) the number of Class A Ordinary Shares issuable upon exercise in full of any Pre-funded Warrants, from (II) the quotient determined by dividing (x) the sum of (i) the aggregate purchase price paid and (ii) the aggregate of all exercise prices paid or payable upon exercise in full of the Pre-Funded Warrants, by (y) $0.60, which equals to 20% of the Nasdaq Minimum Price under the Nasdaq Listing Rule 5635(d) as of September 18, 2024, the date immediately prior to the effectiveness of the registration statement on Form F-1 filed for this Offering.

If the Company, at any time while any of the Warrants is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Class A Ordinary Shares or any other equity or equity equivalent securities payable in Class A Ordinary Shares, (ii) subdivides outstanding Class A Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Class A Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of Class A Ordinary Shares or any other shares of capital stock of the Company, then in each case the exercise price and the number of shares issuable upon exercise of the Warrant shall be proportionately adjusted. However, if the adjustment above would otherwise result in an increase in the exercise price of the Warrant, no adjustment shall be made.

In the event of a fundamental transaction (“Fundamental Transaction”), as described in the Warrants and generally including any merger, consolidation, sale of substantially all assets, or other change of control transaction in which the Company’s shareholders immediately prior to such transaction own less than 50% of the voting power of the surviving entity, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that a holder of the number of Class A Ordinary Shares for which this Warrant was exercisable immediately prior to the Fundamental Transaction would have been entitled to receive pursuant to such transaction, or at the option of the holder, the Company or successor entity shall purchase such portion of the Warrant that remains outstanding after the Fundamental Transaction for cash equal to the Black-Scholes value thereof. If the Company is not the surviving entity in the Fundamental Transaction, any successor entity shall assume the obligations under this Warrant.

The Warrants will be issued in certain form pursuant to a warrant agent agreement between Transhare Corporation, as warrant agent, and us. The Warrants will initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of each Warrant holder.

The Offering was conducted pursuant to an Underwriting Agreement, dated September 19, 2024 (the “Underwriting Agreement”), by and between the Company and EF Hutton LLC, as the representative of several underwriters named in Schedule A of the Underwriting Agreement

Copies of the form of each of the Underwriting Agreement, the Pre-funded Warrants, the Series A Warrant, the Series B Warrant and the Warrant Agent Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement, Warrants and the Warrant Agent Agreement are subject to and qualified in their entirety by each such document.

On September 19, 2024, the Company issued a press release announcing the pricing of the Offering. On September 20, 2024, the Company issued a press release announcing the closing of the offering. A copy of each of the press releases is attached hereto as Exhibit 99.6, and 99.7, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: September 23, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

5.2	Opinion of Hunter Taubman Fischer & Li LLC, U.S. counsel to Company, as to the enforceability of the Warrants
99.1	The Underwriting Agreement
99.2	Form of Pre-funded Warrant
99.3	Form of Series A Warrant
99.4	Form of Series B Warrant
99.5	The Warrant Agent Agreement
99.6	Pricing Press Release
99.7	Closing Press Release

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